Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 Outlook 2024 page 9 Disclaimer Copyright by Fresenius Medical Care AG email: ir@freseniusmedicalcare.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release. Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions. Fresenius Medical Care AG February 20, 2024 COMPLETE OVERVIEW OF THE FOURTH QUARTER AND FULL YEAR 2023 Investor Relations

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data

	Three months ended December 31,				Twelve months ended December 31,			
	2023	2022	Change	Change at cc	2023	2022	Change	Change at cc
Total revenue	**4,988**	**4,997**	**-0.2%**	**7.4%**	**19,454**	**19,398**	**0.3%**	**5.5%**
Costs of revenue	3,638	3,766	-3.4%	4.2%	14,529	14,504	0.2%	5.6%
Selling, general and administrative expenses	845	805	5.0%	10.9%	3,196	3,170	0.8%	4.5%
Research and development expenses	66	62	6.3%	8.1%	232	229	1.5%	2.5%
Income from equity method investees	(23)	(19)	21.3%	21.8%	(122)	(67)	83.0%	83.2%
Other operating income	(257)	(152)	68.7%	87.3%	(515)	(550)	-6.3%	7.0%
Other operating expense	291	185	57.7%	85.3%	765	748	2.2%	22.0%
Remeasurement Gain from InterWell Health	—	(2)			—	(148)		
Operating income	**428**	**352**	**21.5%**	**27.4%**	**1,369**	**1,512**	**-9.4%**	**-7.5%**
Operating income excl. special items and PRF [1]	555	489	13.7%	18.4%	1,741	1,540	13.1%	15.5%
Interest income	(27)	(25)	8.5%	34.3%	(88)	(68)	30.4%	50.9%
Interest expense	112	100	11.4%	20.0%	424	360	17.9%	22.6%
Interest expense, net	85	75	12.3%	15.4%	336	292	15.0%	16.0%
Income before income taxes	**343**	**277**	**24.0%**	**30.7%**	**1,033**	**1,220**	**-15.3%**	**-13.1%**
Income tax expense	86	83	4.1%	13.0%	301	325	-7.5%	-4.5%
Net income	**257**	**194**	**32.6%**	**38.2%**	**732**	**895**	**-18.1%**	**-16.2%**
Net income attributable to noncontrolling interests	69	55	25.4%	31.1%	233	222	5.7%	8.4%
Net income attributable to shareholders of FME AG	**188**	**139**	**35.4%**	**41.1%**	**499**	**673**	**-25.9%**	**-24.3%**
Net income attributable to shareholders of FME AG excl. special items and PRF [1]	259	248	4.4%	8.0%	756	729	3.7%	5.8%
Operating income	**428**	**352**	**21.5%**	**27.4%**	**1,369**	**1,512**	**-9.4%**	**-7.5%**
Depreciation, amortization and impairment loss	426	495	-13.9%	-9.1%	1,752	1,838	-4.7%	-1.4%
EBITDA	**854**	**847**	**0.8%**	**6.1%**	**3,121**	**3,350**	**-6.8%**	**-4.1%**
Weighted average number of shares	293,413,449	293,413,449			293,413,449	293,246,430		
Basic earnings per share	**€0.64**	**€0.47**	**35.4%**	**41.1%**	**€1.70**	**€2.30**	**-25.9%**	**-24.3%**
Basic earnings per ADS	**€0.32**	**€0.24**	**35.4%**	**41.1%**	**€0.85**	**€1.15**	**-25.9%**	**-24.3%**
In percent of revenue								
Operating income margin	8.6%	7.0%			7.0%	7.8%		
Operating income margin excl. special items and PRF [1]	11.1%	9.8%			8.9%	7.9%		
EBITDA margin	17.1%	16.9%			16.0%	17.3%		

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 9 Februar 20, 2024

FRESENIUS MEDICAL CARE

Segment information

	Three months ended December 31,				Twelve months ended December 31,			
	2023	2022	Change	Change at cc	2023	2022	Change	Change at cc
Total								
Revenue in € million	**4,988**	**4,997**	**-0.2%**	**7.4%**	**19,454**	**19,398**	**0.3%**	**5.5%**
Operating income in € million	**428**	**352**	**21.5%**	**27.4%**	**1,369**	**1,512**	**-9.4%**	**-7.5%**
Operating income margin	**8.6%**	**7.0%**			**7.0%**	**7.8%**		
Operating income in € million excl. special items and PRF [1]	555	489	13.7%	18.4%	1,741	1,540	13.1%	15.5%
Operating income margin excl. special items and PRF [1]	11.1%	9.8%			8.9%	7.9%		
Days sales outstanding (DSO) [2]					67	68		
Employees (headcount)					119,845	128,044		
Care Delivery segment								
Revenue in € million	**3,976**	**3,993**	**-0.4%**	**7.5%**	**15,578**	**15,593**	**-0.1%**	**5.2%**
Operating income in € million	**515**	**456**	**12.9%**	**17.2%**	**1,516**	**1,686**	**-10.1%**	**-8.2%**
Operating income margin	**13.0%**	**11.4%**			**9.7%**	**10.8%**		
Operating income in € million excl. special items and PRF [1]	572	510	12.2%	16.1%	1,687	1,478	14.1%	16.5%
Operating income margin excl. special items and PRF [1]	14.4%	12.8%			10.8%	9.5%		
Days sales outstanding (DSO) [2]					59	60		
Care Enablement segment								
Revenue in € million	**1,380**	**1,392**	**-0.8%**	**5.3%**	**5,345**	**5,353**	**-0.1%**	**5.0%**
Operating income in € million	**(42)**	**(62)**	**-32.3%**	**-35.1%**	**(67)**	**(30)**	**123.2%**	**123.5%**
Operating income margin	**-3.1%**	**-4.5%**			**-1.2%**	**-0.6%**		
Operating income in € million excl. special items [1]	10	(3)	n.a.	n.a.	119	103	15.5%	19.5%
Operating income margin excl. special items [1]	0.7%	-0.2%			2.2%	1.9%		
Days sales outstanding (DSO) [2]					97	100		
Inter-segment eliminations [3]								
Revenue in € million	(368)	(388)	-5.2%	1.8%	(1,469)	(1,548)	-5.1%	0.4%
Operating income in € million	(1)	2	n.a.	n.a.	(13)	0	n.a.	n.a.
Corporate								
Operating income in € million	**(44)**	**(44)**	**1.2%**	**4.1%**	**(67)**	**(144)**	**-53.7%**	**-51.5%**
Operating income in € million excl. special items [1]	(26)	(20)	29.3%	35.2%	(52)	(41)	26.1%	32.9%

[1] For a reconciliation of special items, please refer to the table on page 8. Operating income margin excluding the Tricare settlement (-€191 M for revenue and -€181 M for operating income) is 7.8% for Total and 10.3% for Care Delivery segment for the three months and 8.1% for Total and 9.8% for Care Delivery segment for the twelve months ended December 31, 2023.

[2] Includes receivables included within assets held for sale.

[3] The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within "Inter-segment eliminations".

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter's year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information page 3 of 9 February 20, 2024

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except for net leverage ratio	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents	1,403	1,274
Trade accounts and other receivables from unrelated parties	3,471	3,574
Inventories	2,179	2,296
Other current assets	1,648	1,059
Goodwill and intangible assets	16,012	17,310
Right-of-use assets	3,671	4,187
Other non-current assets	5,546	6,054
Total assets	**33,930**	**35,754**
Liabilities and equity		
Accounts payable to unrelated parties	762	813
Other current liabilities	5,350	5,654
Non-current liabilities	12,991	13,838
Total equity	14,827	15,449
Total liabilities and equity	**33,930**	**35,754**
Equity/assets ratio	**44%**	**43%**
Debt and lease liabilities		
Short-term debt from unrelated parties	457	644
Short-term debt from related parties	—	4
Current portion of long-term debt	487	694
Current portion of lease liabilities from unrelated parties	593	650
Current portion of lease liabilities from related parties	24	24
Long-term debt, less current portion	6,960	7,171
Lease liabilities from unrelated parties, less current portion	3,419	3,875
Lease liabilities from related parties, less current portion	110	130
Debt and lease liabilities included within liabilities directly associated with assets held for sale	137	—
Total debt and lease liabilities	**12,187**	**13,192**
Minus: Cash and cash equivalents[1]	(1,427)	(1,274)
Total net debt and lease liabilities	**10,760**	**11,918**
Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measures		
Net income	732	895
Income tax expense	301	325
Interest income	(88)	(68)
Interest expense	424	360
Depreciation and amortization	1,613	1,718
Adjustments[2]	409	320
Adjusted EBITDA	**3,391**	**3,550**
Net leverage ratio	**3.2**	**3.4**

[1] Includes cash and cash equivalents included within assets held for sale.

[2] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2023: -€35 M; 2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €56 M; 2022: €54 M), impairment loss (2023: €139 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €106 M; 2022: €155 M), Legal Form Conversion Costs (2023: €30 M), Legacy Portfolio Optimization (2023: €128 M), Humacyte Investment Remeasurement (2023: -€15 M; 2022: €103 M), Net Gain Related to InterWell Health (2022: -€114 M), Hyperinflation in Turkiye (2022: €5 M) and the Impacts Related to the War in Ukraine (2022: €19 M).

Balance sheet page 4 of 9 February 20, 2024

Cash flow statement in € million 2023 2022 2023 2022 Operating activities Net income 257 194 732 895 Depreciation, amortization and impairment loss 426 495 1,752 1,838 Change in trade accounts and other receivables from unrelated parties 39 (8) (126) (77) Change in inventories 42 (35) (13) (204) Change in other working capital and non-cash items (45) (46) 284 (285) Net cash provided by (used in) operating activities 719 600 2,629 2,167 In percent of revenue 14.4% 12.0% 13.5% 11.2% Investing activities Purchases of property, plant and equipment and capitalized development costs (250) (229) (685) (724) Proceeds from sale of property, plant and equipment 11 27 16 37 Capital expenditures, net (239) (202) (669) (687) Free cash flow 480 398 1,960 1,480 In percent of revenue 9.6% 8.0% 10.1% 7.6% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (14) (19) (35) (59) Investments in debt securities (4) (14) (102) (106) Proceeds from divestitures 147 4 172 60 Proceeds from sale of debt securities 14 6 90 58 Free cash flow after investing activities 623 375 2,085 1,433 Three months ended December 31, Twelve months ended December 31, Cash flow page 5 of 9 February 20, 2024

Revenue development by segment

in € million	2023	2022	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended December 31,						
Total revenue	**4,988**	**4,997**	**-0.2%**	**7.4%**	**3.3%**	
Care Delivery segment	**3,976**	**3,993**	**-0.4%**	**7.5%**	**2.4%**	**0.3%**
Thereof: U.S.	3,321	3,261	1.9%	7.0%	1.3%	-0.6%
Thereof: International	655	732	-10.7%	9.7%	7.4%	1.9%
Care Enablement segment	**1,380**	**1,392**	**-0.8%**	**5.3%**	**5.6%**	
Inter-segment eliminations	(368)	(388)	-5.2%	1.8%		
Twelve months ended December 31,						
Total revenue	**19,454**	**19,398**	**0.3%**	**5.5%**	**3.9%**	
Care Delivery segment	**15,578**	**15,593**	**-0.1%**	**5.2%**	**3.4%**	**0.3%**
Thereof: U.S.	12,665	12,575	0.7%	3.4%	2.6%	-0.3%
Thereof: International	2,913	3,018	-3.5%	12.4%	6.7%	1.4%
Care Enablement segment	**5,345**	**5,353**	**-0.1%**	**5.0%**	**4.4%**	
Inter-segment eliminations	(1,469)	(1,548)	-5.1%	0.4%		

[1] Same market treatment growth = organic growth less price effects.

Reconciliation of health care services and health care products revenue to new segments

in € million	2023 Care Delivery segment	2023 Care Enablement segment	2023 Inter-segment eliminations	2023 Total	2022 Care Delivery segment	2022 Care Enablement segment	2022 Inter-segment eliminations	2022 Total
Three months ended December 31,								
Health care services revenue	3,925	—	—	3,925	3,947	—	—	3,947
Health care products revenue	51	1,012	—	1,063	46	1,004	—	1,050
Inter-segment revenue	—	368	(368)	—	—	388	(388)	—
Revenue	**3,976**	**1,380**	**(368)**	**4,988**	**3,993**	**1,392**	**(388)**	**4,997**
Twelve months ended December 31,								
Health care services revenue	15,394	—	—	15,394	15,418	—	—	15,418
Health care products revenue	184	3,876	—	4,060	175	3,805	—	3,980
Inter-segment revenue	—	1,469	(1,469)	—	—	1,548	(1,548)	—
Revenue	**15,578**	**5,345**	**(1,469)**	**19,454**	**15,593**	**5,353**	**(1,548)**	**19,398**

Revenue development by segment page 6 of 9 February 20, 2024

Clinics Growth in % Net change in clinics 1 Patients Growth in % Treatments Growth in % Total 3,925 -5% (191) 332,548 -4% 51,654,540 -1% Thereof: U.S. 2,615 -2% (56) 205,308 0% 31,210,375 0% Thereof: International 1,310 -9% (135) 127,240 -8% 20,444,165 -2% Key metrics Care Delivery segment Twelve months ended December 31, 2023 1 Net change in clinics (acquired, de novo, combined, closed and sold). Key metrics page 7 of 9 February 20, 2024

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

		Special items							Special items								Results excl. special items and PRF	
in € million, except share data	**Results 2023**	FME25 Program	Legal Form Conversion Costs	Legacy Portfolio Optimization[1]	Humacyte Investment Remeasurement	Sum of special items	**Results 2023 excl. special items**	**Results 2022**	FME25 Program	Net Gain Related to InterWell Health[2]	Humacyte Investment Remeasurement	Ukraine War[3]	Hyperinflation in Turkiye	Provider Relief Funding (PRF)	Sum of special items and PRF	**Results 2022 excl. special items and PRF**	Change	Change at cc
Three months ended December 31,																		
Total revenue	**4,988**					—	**4,988**	**4,997**							—	**4,997**	**-0.2%**	**7.4%**
EBITDA	**854**	31	17	57	1	106	**960**	**847**	53	(1)	24	(3)	(1)	(6)	66	**913**	**5.2%**	**10.2%**
Total operating income	**428**	52	17	57	1	127	**555**	**352**	95	0	24	25	(1)	(6)	137	**489**	**13.7%**	**18.4%**
Care Delivery segment	515	25	—	32	—	57	572	456	63	0	—	(2)	(1)	(6)	54	510	12.2%	16.1%
Care Enablement segment	(42)	27	—	25	—	52	10	(62)	32	—	—	27	0	—	59	(3)	n.a.	n.a.
Inter-segment eliminations	(1)	—	—	—	—	—	(1)	2	—	—	—	—	—	—	—	2	n.a.	n.a.
Corporate	(44)	—	17	0	1	18	(26)	(44)	—	—	24	—	—	—	24	(20)	29.3%	35.2%
Interest expense, net	85					—	85	75							—	75	12.3%	15.4%
Income tax expense	86	15	5	36	0	56	142	83	25	(1)	6	(1)	—	(1)	28	111	28.9%	36.8%
Net income attributable to noncontrolling interests	69	—	—	0	—	0	69	55	—	—	—	—	—	0	0	55	27.0%	32.8%
Net income [4]	**188**	37	12	21	1	71	**259**	**139**	70	1	18	26	(1)	(5)	109	**248**	**4.4%**	**8.0%**
Basic earnings per share	**€0.64**	€0.13	€0.04	€0.07	€0.00	€0.24	**€0.88**	**€0.47**	€0.24	€0.00	€0.06	€0.09	€0.00	€(0.01)	€0.38	**€0.85**	**4.4%**	**8.0%**
Twelve months ended December 31,																		
Total revenue	**19,454**					—	**19,454**	**19,398**							—	**19,398**	**0.3%**	**5.5%**
EBITDA	**3,121**	106	30	128	(15)	249	**3,370**	**3,350**	155	(114)	103	19	5	(277)	(109)	**3,241**	**3.9%**	**6.9%**
Total operating income	**1,369**	153	30	204	(15)	372	**1,741**	**1,512**	204	(56)	103	49	5	(277)	28	**1,540**	**13.1%**	**15.5%**
Care Delivery segment	1,516	75	—	96	—	171	1,687	1,686	118	(56)	—	9	(2)	(277)	(208)	1,478	14.1%	16.5%
Care Enablement segment	(67)	78	—	108	—	186	119	(30)	86	—	—	40	7	—	133	103	15.5%	19.5%
Inter-segment eliminations	(13)	—	—	—	—	—	(13)	0	—	—	—	—	—	—	—	0	n.a.	n.a.
Corporate	(67)	0	30	0	(15)	15	(52)	(144)	—	—	103	—	—	—	103	(41)	26.1%	32.9%
Interest expense, net	336					—	336	292							—	292	15.0%	16.0%
Income tax expense	301	44	9	65	(4)	114	415	325	55	(19)	27	2	—	(73)	(8)	317	30.6%	34.5%
Net income attributable to noncontrolling interests	233	—	—	1	—	1	234	222	—	—	—	—	—	(20)	(20)	202	16.4%	19.5%
Net income [4]	**499**	109	21	138	(11)	257	**756**	**673**	149	(37)	76	47	5	(184)	56	**729**	**3.7%**	**5.8%**
Basic earnings per share	**€1.70**	€0.38	€0.07	€0.47	€(0.04)	€0.88	**€2.58**	**€2.30**	€0.50	€(0.13)	€0.26	€0.16	€0.02	€(0.62)	€0.19	**€2.49**	**3.6%**	**5.8%**

[1] Impacts mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.

[2] Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived intangible assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

[3] Bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War.

[4] Attributable to shareholders of FME AG.

Reconciliation results excl. special items page 8 of 9 February 20, 2024

Outlook 2024 Spalte1 Results 2023 Outlook 2024 (at Constant Currency) Revenue1 €19,049 M low- to mid-single digit percent growth Operating income1 €1,540 M mid- to high-teens percent growth 1 Outlook 2024 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2023 and excludes special items. Special items include the costs related to the FME25 Program, the Legal Form Conversion Costs, the impacts from Legacy Portfolio Optimization and the Humacyte Investment Remeasurement and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2023 excluding the costs related to the FME25 Program (€153 M for operating income), the Legal Form Conversion Costs (€30 M for operating income), the impacts from Legacy Portfolio Optimization (€204 M for operating income) and the Humacyte Investment Remeasurement (-€15 M for operating income). Additionally, the results 2023 were adjusted for the Tricare settlement (-€191 M for revenue and -€181 M for operating income) and for the divestitures of the Argentinian business and NCP (-€214 M for revenue and -€20 M for operating income). Outlook 2024 page 9 of 9 February 20, 2024